UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2022

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.25% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended March 31, 2022

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risk described in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022 (our “2021 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2021 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2021 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply, the magnitude and duration of the ongoing COVID-19 pandemic and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2021 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2021 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenues:
Lease rental income - owned fleet	$186,077	$154,423
Lease rental income - managed fleet	12,641	14,821
Lease rental income	198,718	169,244

Management fees - non-leasing	532	1,036

Trading container sales proceeds	7,618	7,611
Cost of trading containers sold	(6,756)	(5,445)
Trading container margin	862	2,166

Gain on sale of owned fleet containers, net	15,913	12,358

Operating expenses:
Direct container expense - owned fleet	5,519	6,797
Distribution expense to managed fleet container investors	11,173	13,495
Depreciation expense	72,444	65,806
Amortization expense	49	800
General and administrative expense	11,527	10,900
Bad debt expense (recovery), net	477	(1,127)
Container lessee default expense (recovery), net	120	(3,968)
Total operating expenses	101,309	92,703
Income from operations	114,716	92,101
Other (expense) income:
Interest expense	(35,309)	(29,106)
Debt termination expense	—	(267)
Realized loss on financial instruments, net	—	(2,956)
Unrealized (loss) gain on financial instruments, net	(207)	3,192
Other, net	113	152
Net other expense	(35,403)	(28,985)
Income before income taxes	79,313	63,116
Income tax expense	(1,639)	(1,066)
Net income	77,674	62,050
Less: Dividends on preferred shares	4,969	—
Net income attributable to common shareholders	$72,705	$62,050

Net income attributable to common shareholders per share:
Basic	$1.50	$1.24
Diluted	$1.47	$1.22
Weighted average shares outstanding (in thousands):
Basic	48,403	50,150
Diluted	49,303	50,865

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2022	2021
Net income	$77,674	$62,050
Other comprehensive income (loss), before tax:
Change in derivative instruments designated as cash flow hedges	59,380	4,442
Reclassification of realized loss on derivative instruments designated as cash flow hedges	3,291	1,194
Foreign currency translation adjustments	(56)	(46)
Comprehensive income, before tax	140,289	67,640
Income tax (expense) benefit related to items of other comprehensive income	(567)	36
Comprehensive income, after tax	139,722	67,676
Less: Dividends on preferred shares	4,969	—
Comprehensive income attributable to common shareholders	$134,753	$67,676

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$198,022	$206,210
Accounts receivable, net of allowance of $1,523 and $1,290, respectively	131,375	125,746
Net investment in finance leases, net of allowance of $126 and $100, respectively	115,849	113,048
Container leaseback financing receivable, net of allowance of $45 and $38, respectively	50,239	30,317
Trading containers	7,292	12,740
Containers held for sale	11,178	7,007
Prepaid expenses and other current assets	15,267	14,184
Due from affiliates, net	2,639	2,376
Total current assets	531,861	511,628
Restricted cash	82,295	76,362
Marketable securities	2,660	2,866
Containers, net of accumulated depreciation of $1,913,327 and $1,851,664, respectively	4,707,731	4,731,878
Net investment in finance leases, net of allowance of $761 and $643, respectively	1,683,450	1,693,042
Container leaseback financing receivable, net of allowance of $76 and $75, respectively	682,200	323,830
Derivative instruments	72,817	12,278
Deferred taxes	1,070	1,073
Other assets	15,634	14,487
Total assets	$7,779,718	$7,367,444
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$18,285	$22,111
Container contracts payable	130,055	140,968
Other liabilities	4,915	4,895
Due to container investors, net	19,097	17,985
Debt, net of unamortized costs of $10,129 and $8,624, respectively	389,303	380,207
Total current liabilities	561,655	566,166
Debt, net of unamortized costs of $27,899 and $32,019, respectively	5,286,670	4,960,313
Derivative instruments	7	2,139
Income tax payable	10,990	10,747
Deferred taxes	9,249	7,589
Other liabilities	37,970	39,236
Total liabilities	5,906,541	5,586,190
Shareholders' Equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,647,685 shares issued and 48,018,141 shares outstanding at 2022; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021	596	595
Treasury shares, at cost, 11,629,544 and 10,671,855 shares, respectively	(194,868)	(158,459)
Additional paid-in capital	434,577	428,945
Accumulated other comprehensive income	71,798	9,750
Retained earnings	1,261,074	1,200,423
Total shareholders’ equity	1,873,177	1,781,254
Total liabilities and shareholders' equity	$7,779,718	$7,367,444

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

										Total
										Textainer Group
							Additional	Accumulated other		Holdings Limited
	Preferred shares		Common shares		Treasury shares		paid-in	comprehensive	Retained	shareholders'	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss) income	earnings	equity	interest	equity
Balances, December 31, 2020	—	$ —	58,740,919	$587	(8,245,130)	$(86,239)	$416,609	$(9,744)	$938,395	$1,259,608	$27,110	$1,286,718
Exercise of share options	—	—	143,342	3	—	—	1,839	—	—	1,842	—	1,842
Purchase of treasury shares	—	—	—	—	(546,220)	(10,778)	—	—	—	(10,778)	—	(10,778)
Share-based compensation expense	—	—	—	—	—	—	1,334	—	—	1,334	—	1,334
Purchase of noncontrolling interest	—	—	—	—	—	—	7,022	—	—	7,022	(27,110)	(20,088)
Net income	—	—	—	—	—	—	—	—	62,050	62,050	—	62,050
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	4,442	—	4,442	—	4,442
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	1,194	—	1,194	—	1,194
Foreign currency translation adjustments	—	—	—	—	—	—	—	(46)	—	(46)	—	(46)
Income tax benefit related to items of other comprehensive income	—	—	—	—	—	—	—	36	—	36	—	36
Total comprehensive income												5,626
Balances, March 31, 2021	—	$ —	58,884,261	$590	(8,791,350)	$(97,017)	$426,804	$(4,118)	$1,000,445	$1,326,704	$ —	$1,326,704

Balances, December 31, 2021	12,000	$300,000	59,503,710	$595	(10,671,855)	$(158,459)	$428,945	$9,750	$1,200,423	$1,781,254	$ —	$1,781,254
Exercise of share options	—	—	143,975	1	—	—	3,905	—	—	3,906	—	3,906
Purchase of treasury shares	—	—	—	—	(957,689)	(36,409)	—	—	—	(36,409)	—	(36,409)
Share-based compensation expense	—	—	—	—	—	—	1,727	—	—	1,727	—	1,727
Preferred shares dividends declared	—	—	—	—	—	—	—	—	(4,969)	(4,969)	—	(4,969)
Dividends declared to common shareholders ($0.25/share)	—	—	—	—	—	—	—	—	(12,054)	(12,054)	—	(12,054)
Net income	—	—	—	—	—	—	—	—	77,674	77,674		77,674
Comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	59,380	—	59,380	—	59,380
Reclassification of realized loss on derivative instruments designated as cash flow hedges	—	—	—	—	—	—	—	3,291	—	3,291	—	3,291
Foreign currency translation adjustments	—	—	—	—	—	—	—	(56)	—	(56)		(56)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	—	—	(567)	—	(567)	—	(567)
Total comprehensive income												62,048
Balances, March 31, 2022	12,000	$300,000	59,647,685	$596	(11,629,544)	$(194,868)	$434,577	$71,798	$1,261,074	$1,873,177	$ —	$1,873,177

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$77,674	$62,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	72,444	65,806
Bad debt expense (recovery), net	477	(1,127)
Container recovery from lessee default, net	—	(5,712)
Unrealized loss (gain) on financial instruments, net	207	(3,192)
Amortization of unamortized debt issuance costs and accretion of bond discounts (1)	2,615	2,162
Debt termination expense (1)	—	267
Amortization of intangible assets	49	800
Gain on sale of owned fleet containers, net	(15,913)	(12,358)
Share-based compensation expense	1,727	1,334
Changes in operating assets and liabilities	48,679	24,483
Total adjustments	110,285	72,463
Net cash provided by operating activities	187,959	134,513
Cash flows from investing activities:
Purchase of containers and fixed assets	(206,476)	(311,995)
Payments on container leaseback financing receivable	(303,894)	(6,425)
Proceeds from sale of containers and fixed assets	29,656	29,654
Receipt of principal payments on container leaseback financing receivable	7,444	8,721
Net cash used in investing activities	(473,270)	(280,045)
Cash flows from financing activities:
Proceeds from debt	482,100	1,153,599
Payments on debt	(149,262)	(969,991)
Payment of debt issuance costs	—	(6,845)
Proceeds from container leaseback financing liability, net	—	6,801
Principal repayments on container leaseback financing liability, net	(200)	(94)
Purchase of treasury shares	(36,409)	(10,778)
Issuance of common shares upon exercise of share options	3,906	1,842
Dividends paid on common shares	(12,054)	—
Dividends paid on preferred shares	(4,969)	—
Purchase of noncontrolling interest	—	(21,500)
Net cash provided by financing activities	283,112	153,034
Effect of exchange rate changes	(56)	(46)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,255)	7,456
Cash, cash equivalents and restricted cash, beginning of the year	282,572	205,165
Cash, cash equivalents and restricted cash, end of the period	$280,317	$212,621

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss on derivative instruments, net	$32,266	$29,812
Income taxes paid	$140	$248
Receipt of payments on finance leases, net of income earned	$53,132	$14,467
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(10,913)	$258,275
Containers placed in finance leases	$57,361	$207,171

(1)	Amounts for the period ended March 31, 2021 have been reclassified to conform with the 2022 presentation (see Note 2 (g) “Reclassifications and Changes in Presentation”).

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company also manages and provides administrative support to the third-party owners’ (the “Container Investors”) container fleets.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 9 “Segment Information”).

(2)    Basis of Presentation and Accounting Policies

(a)	Basis of Presentation and Consolidation

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (“2021 Form 20-F”) filed with the Securities and Exchange Commission on March 17, 2022.

The condensed consolidated financial statements of the Company include TGH and all of its wholly-owned subsidiaries. All significant intercompany accounts and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities in the financial statements. The Company’s management evaluates its estimates on an ongoing basis, including those related to container rental equipment, containers held for sale, allowance for credit losses, income taxes and accruals. Actual results could differ from those estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated balance sheet as of March 31, 2022, and the Company’s condensed consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three month periods ended March 31, 2022 and 2021. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2022.

(b)	Containers

Capitalized costs for container leasing equipment include the container cost payable to the manufacturer, inspection, delivery, and the associated transportation costs incurred in moving the Company’s containers from the manufacturer to the containers’ first destined location. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated residual value. Repair and maintenance costs that do not extend the useful lives of the container leasing equipment are recognized in “direct container expense - owned fleet” in the condensed consolidated statements of operations at the time the costs are incurred.

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was  no such impairment of the Company’s leasing equipment for the three months ended March 31, 2022 and 2021.

Write-Off (Recoveries) of Container Rental Equipment due to Lessees in Default

The Company evaluates the recoverability of the recorded amounts of containers that are unlikely to be recovered from lessees in default. For the three months ended March 31, 2022 and 2021, the Company recorded gains of $0 and $7,577, respectively, associated with recoveries on containers previously estimated as lost with lessees in default, offset by impairment charges of $0 and $1,865, respectively, to write-off containers that were unlikely to be recovered from lessees in default. The gain on container recovery of $7,577 during the three months ended March 31, 2021 was due to the reinstatement of containers with a previously insolvent and bankrupt lessee who made a successful exit from bankruptcy, and such containers had been written off in 2019. These amounts are recorded in the condensed consolidated statements of operations as “container lessee default expense (recovery), net”.

Impairment of Containers Held for Sale

Containers identified as held for sale are valued at the lower of carrying value or fair value, less costs to sell. The Company records impairment to write-down the value of containers held for sale to their estimated fair value, less cost to sell, under observable (Level 2) market inputs. The fair value is estimated based on recent gross sales proceeds for sales of similar types of containers in the locations in which the containers are stored. When containers are sold or otherwise retired, the cost and related accumulated depreciation are removed, and any resulting gain or loss is recognized.

Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the containers held for sale. The carrying value of containers held for sale that have been impaired and written down to their estimated fair value less cost to sell was $791 and $270 as of March 31, 2022 and December 31, 2021, respectively. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized. During the three months ended March 31, 2022 and 2021, the Company recorded container impairment charges (reversals) of $350 and $(839), respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell, net of reversals of previously recorded impairments on containers held for sale due to rising used container prices. The impairment charges (reversals) are included in “depreciation expense” in the condensed consolidated statements of operations.

(c)	Container Lessee Default Expense (Recovery), net

One of the Company’s customers became bankrupt in 2019. In 2021, the bankruptcy settlement agreement related to the restructuring of the previously insolvent customer was finalized. As a result of the assessment of the previously insolvent customer’s restructuring and successful exit from bankruptcy, the Company recorded a container loss recovery of $7,986 included in “container lessee default expense (recovery), net” in the condensed consolidated statements of operations during the three months ended March 31, 2021. The Company did not submit a final insurance claim after its review of the previously insolvent customer’s restructuring plan, therefore, the insurance receivable of $2,106 was written-off and included in “container lessee default expense (recovery), net” in the condensed consolidated statements of operations during the three months ended March 31, 2021.

For further discussion on the Company’s insurance receivable and impairment due to write-off containers that were unlikely to be recovered from lessees in default, please refer to Item 18, “Financial Statements – Note 2” in our 2021 Form 20-F.

(d)	Capitalized Implementation Costs

Implementation costs associated with a cloud-based hosting arrangement that is a service contract are capitalized when incurred during the application development phase. As of March 31, 2022 and December 31, 2021, the Company’s aggregate capitalized implementation costs amounted to $9,571 and $8,767, respectively, which were included in “prepaid expenses and other current assets” in the Company’s condensed consolidated balance sheets. Amortization of the capitalized implementation costs relating to the new enterprise resource planning (ERP) system commenced in January 2022 when the hosting arrangement was ready for its intended use and is amortized on a straight-line basis over seven years which is the term of the hosting arrangement, including reasonably certain renewals. As of March 31, 2022, the Company recorded amortization of capitalized implementation costs of $165, which was included in “general and administrative expense” in the Company’s condensed consolidated statements of operations.

(e)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its geographic concentration lies with the creditworthiness of the lessees rather than the location of the containers or the domicile of the lessees.

Total fleet lease rental income, as reported in the condensed consolidated statements of operations, comprises revenue earned from leases on containers in the Company’s total fleet, including revenue earned from leases on containers in its managed fleet. Except for the lessees noted in the tables below,  no other single lessee accounted for more than 10% of the Company’s total fleet lease rental income for the three months ended March 31, 2022 and 2021, and more than 10% of the Company’s gross accounts receivable from its total fleet as of March 31, 2022 and December 31, 2021:

	Three Months Ended
	March 31,
Lease Rental Income - total fleet	2022	2021
Customer A	23.3%	19.7%
Customer B	14.7%	12.3%
Customer C	11.2%	12.3%

Gross Accounts Receivable- total fleet	March 31, 2022	December 31, 2021
Customer A	29.3%	24.7%
Customer B	11.7%	13.9%
Customer C	11.7%	11.3%

(f)	Fair Value Measurements

As of March 31, 2022 and December 31, 2021, the carrying amounts of cash and cash equivalents, restricted cash, accounts receivable and payable, due from affiliates, net, container contracts payable and due to container investors, net, approximate their fair values due to the short-term nature of these financial instruments. See Note 2 (b) “Containers” and Note 8 “Debt and Derivative Instruments” for further discussions on fair value of containers held for sale and fair value of derivative instruments, respectively.

As of March 31, 2022 and December 31, 2021, the Company held investments in marketable equity securities with readily determinable fair values of $2,660 and $2,866, respectively. The fair value of investments in equity securities is measured at each balance sheet date based on quoted market prices (Level 1) and the change in fair value of marketable securities still held as of March 31, 2022 was $(207) for the three months ended March 31, 2022, which was recorded as “unrealized (loss) gain on financial instruments, net” in the condensed consolidated statements of operations. There were no marketable equity securities as of March 31, 2021.

At March 31, 2022 and December 31, 2021, the fair value of net investment in finance leases (including the short-term balance) was approximately $1,799,542 and $1,810,712, respectively, compared to book values of $1,799,299 and $1,806,090 at March 31, 2022 and December 31, 2021, respectively. The fair value of container leaseback financing receivable (including the short-term balance) was approximately $724,440 and $357,828 at March 31, 2022 and December 31, 2021, respectively, compared to book values of $732,439 and $354,147 at March 31, 2022 and December 31, 2021, respectively. The fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $5,386,795 and $5,320,366 at March 31, 2022 and December 31, 2021, respectively, compared to book values of $5,675,973 and $5,340,521 at March 31, 2022 and December 31, 2021, respectively.

(g)	Reclassifications and Changes in Presentation

Certain prior period amounts for the three months ended March 31, 2021 have been reclassified to conform to the current period presentation. The Company reclassified the amounts out of the previously reported line item “write-off of unamortized debt issuance costs and bond discounts” to the line item “debt termination expense” in the condensed consolidated statements of operations. Additionally, amounts for write-off of unamortized debt issuance costs and bond discounts included within cash flows from operating activities were reclassified out of the previously reported line item “amortization and write-off of unamortized debt issuance costs and accretion of bond discounts” and included within the line item “debt termination expense” in the condensed consolidated statements of cash flows. The changes in the presentation have no impact on “net income”, “net cash provided by operating activities”, and “net increase (decrease) in cash, cash equivalents and restricted cash”.

(h)	Recently Issued Accounting Standards

In July 2021, the FASB issued Accounting Standards Update No. 2021-05, Leases (Topic 842), Lessors – Certain Leases with Variable Lease Payments (“ASU 2021-05”). The amendment provides guidance to clarify lessor’s accounting for certain leases with variable lease payments by amending the lessor lease classification requirements under Topic 842, which was adopted by the Company on the effective date of January 1, 2019. ASU 2021-05 requires a lessor to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in Topic 842; and 2)

The lessor would have otherwise recognized a day-one loss. The Company adopted ASU 2021-05 effective January 1, 2022 on a prospective basis. Based on the nature of the Company’s finance leases, the adoption of this guidance did not have an impact on the Company’s condensed consolidated financial statements.

In March 2022, the FASB issued Accounting Standards Update No. 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). The amendment eliminates the accounting guidance for troubled debt restructurings by creditors in Topic 310 - Receivables and amends the disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty under ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which was adopted by the Company on the effective date of January 1, 2020. ASU 2022-02 requires disclosure of current period gross write-offs by year of origination for financing receivables and net investment in finance leases and must be included in the vintage disclosure of the amortized cost basis of financing receivables and net investment in finance leases by credit quality indicator and by year of origination as required by ASU 2016-13. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company will adopt ASU 2022-02 effective January 1, 2023 on a prospective basis and expects no impact on the Company’s condensed consolidated financial statements other than the enhanced disclosure requirements.

There were no changes to the Company’s significant accounting policies during the three months ended March 31, 2022. For further discussion on the Company’s accounting policies, please refer to Note 1 “Nature of Business and Summary of Significant Accounting Polices” in Item 18, “Financial Statements” in our 2021 Form 20-F.

(3)    Managed Container Fleet

Lease rental income and expenses from the managed fleet owned by Container Investors are reported on a gross basis. Lease rental income – managed fleet represents rental charges billed to the ultimate lessees for the managed fleet, including charges for handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan that is set forth in the leases.

Management fees from non-leasing services are earned for acquiring new managed containers and sales commissions are earned from sales of the managed containers on behalf of the Container Investors.

Distribution expense to managed fleet container investors represents direct container expenses of the managed containers and the amounts distributed to the Container Investors, reduced by associated lease management fees earned and retained by the Company.

The Company is deemed to own certain of the managed containers purchased by the Company on behalf of Container Investors, notwithstanding the contractual management relationship which the Company has with the Container Investors. Accordingly, such managed containers are included in “containers, net” in the Company’s condensed consolidated balance sheets as of March 31, 2022 and December 31, 2021. The purchase consideration paid by the Container Investors for such containers is reported as a deemed financial liability of the Company.  As of March 31, 2022 and December 31, 2021, the Company’s container leaseback financial liability to the Container Investors amounted to $15,772, and $15,977, respectively, which were reported as "other liabilities” in the condensed consolidated balance sheets.

The Company’s container leasing equipment includes such managed containers in the condensed consolidated balance sheets as of March 31, 2022 and December 31, 2021, which consisted of the following:

	March 31, 2022			December 31, 2021
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Containers - owned fleet	$6,604,306	$(1,912,142)	$4,692,164	$6,566,785	$(1,850,721)	$4,716,064
Containers - managed fleet	16,752	(1,185)	15,567	16,757	(943)	15,814
Total containers	$6,621,058	$(1,913,327)	$4,707,731	$6,583,542	$(1,851,664)	$4,731,878

Total management fee income from the managed fleet, including management fees earned from acquisition fees and sales commissions during the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Lease rental income - managed fleet	$12,641	$14,821
Less: distribution expense to managed fleet container investors	(11,173)	(13,495)
Less: depreciation and interest expense on managed containers purchased on or after January 1, 2019	(453)	(169)
Management fees from leasing	1,015	1,157
Management fees from non-leasing services	532	1,036
Total management fees	$1,547	$2,193

The following table provides a reconciliation of the balance sheet accounts from the managed fleet to the total amount as of March 31, 2022 and December 31, 2021 in the condensed consolidated balance sheets (also, see Note 4 “Transactions with Affiliates and Container Investors”):

	March 31, 2022	December 31, 2021
Accounts receivable, net - owned fleet	$123,804	$118,107
Accounts receivable, net - managed fleet	7,571	7,639
Total accounts receivable, net	$131,375	$125,746

Prepaid expenses and other current assets - owned fleet	$15,162	$14,142
Prepaid expenses and other current assets - managed fleet	105	42
Total prepaid expenses and other current assets	$15,267	$14,184

Accounts payable and accrued expenses - owned fleet	$17,879	$21,736
Accounts payable and accrued expenses - managed fleet	406	375
Total accounts payable and accrued expenses	$18,285	$22,111

Container contracts payable - owned fleet	$130,055	$140,968
Total container contracts payable	$130,055	$140,968

For further discussion on the Company’s managed container fleet, please refer to Item 18, “Financial Statements – Note 3” in our 2021 Form 20-F.

(4)	Transactions with Affiliates and Container Investors

Due from affiliates, net of $2,639 and $2,376, as of March 31, 2022 and December 31, 2021, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct container expenses and management fees. See Note 3 “Managed Fleet” for further detail on management fees earned from the Company’s managed fleet.

The following table provides a summary of due to container investors, net at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Accounts receivable, net - managed fleet	$7,571	$7,639
Prepaid expenses and other current assets - managed fleet	105	42
Accounts payable and accrued expenses - managed fleet	(406)	(375)
	7,270	7,306
Distributions due to container investors on lease rentals collected, net of container expenses paid and management fees	11,827	10,679
Due to container investors, net	$19,097	$17,985

(5)	Leases

(a)	Lessor

The Company’s lease rental income for the three months ended March 31, 2022 and 2021 was as follows:

	Three Months Ended March 31,
	2022			2021
	Owned	Managed	Total	Owned	Managed	Total
Lease rental income - operating leases	$148,831	$12,356	$161,187	$130,914	$14,446	$145,360
Interest income on net investment in finance leases	27,458	—	27,458	14,643	—	14,643
Interest income on container leaseback financing receivable	7,019	—	7,019	5,438	—	5,438
Variable lease revenue	2,769	285	3,054	3,428	375	3,803
Total lease rental income	$186,077	$12,641	$198,718	$154,423	$14,821	$169,244

Variable lease revenue includes other charges set forth in the leases, such as handling fees, pick-up and drop-off charges and charges for damage protection plan.

For finance leases, the net selling gain recognized at lease commencement, representing the difference between the estimated fair value of containers placed on these leases and their net book value, in the amount of $0 and $435 for the three months ended March 31, 2022 and 2021, respectively, were included in “gain on sale of owned fleet containers, net” in the condensed consolidated statements of operations.

Operating Leases

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases for the owned and managed container fleet as of March 31, 2022:

	Owned	Managed	Total
Twelve months ending March 31:
2023	$443,648	$29,003	$472,651
2024	393,668	26,599	420,267
2025	324,648	22,665	347,313
2026	239,893	18,021	257,914
2027	180,662	12,526	193,188
2028 and thereafter	347,214	13,398	360,612
Total future minimum lease payments receivable	$1,929,733	$122,212	$2,051,945

Net Investment in Finance Leases

The following table represents the components of the net investment in finance leases as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Future minimum lease payments receivable	$2,549,469	$2,558,339
Residual value of containers	25,100	16,532
Less: unearned income	(774,383)	(768,038)
Net investment in finance leases (1)	1,800,186	1,806,833
Less: Allowance for credit losses	(887)	(743)
Net investment in finance leases, net	$1,799,299	$1,806,090
Amounts due within one year	115,849	113,048
Amounts due beyond one year	1,683,450	1,693,042
Net investment in finance leases, net	$1,799,299	$1,806,090

(1) One major customer represented 83.8% and 85.1% of the Company’s finance leases portfolio as of March 31, 2022 and December 31, 2021, respectively. No other customer represented more than 10% of the Company’s finance leases portfolio in each of those periods.

Container Leaseback Financing Receivable

The Company’s container leaseback financing receivable pertains to containers purchased that were leased back to the seller-lessees through a sales-type leaseback arrangement that are accounted for as financing transactions.

The following table represents the components of the container leaseback financing receivable as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Future minimum payments receivable	$1,049,846	$483,325
Less: unearned income	(317,286)	(129,065)
Container leaseback financing receivable (1)	732,560	354,260
Less: Allowance for credit losses	(121)	(113)
Container leaseback financing receivable, net	$732,439	$354,147
Amounts due within one year	50,239	30,317
Amounts due beyond one year	682,200	323,830
Container leaseback financing receivable, net	$732,439	$354,147

(1) One major customer represented 95.9% and 90.6% of the Company’s container leaseback financing receivable portfolio as of March 31, 2022 and December 31, 2021, respectively.

The following is a schedule by year, of future minimum lease payments receivable under the net investment in finance leases and container leaseback financing receivable as of March 31, 2022:

Twelve months ending March 31:	Net Investment in Finance Leases	Container Leaseback Financing Receivable	Total
2023	$220,532	$91,113	$311,645
2024	207,833	87,646	295,479
2025	204,495	80,344	284,839
2026	200,225	75,539	275,764
2027	199,242	74,416	273,658
2028 and thereafter	1,517,142	640,788	2,157,930
Total future minimum lease payments receivable	$2,549,469	$1,049,846	$3,599,315

(b)	Lessee

Right-of-use (“ROU”) lease assets and lease liabilities are recognized for the Company’s office space leases at the commencement date based on the present value of lease payments over the lease term. As of March 31, 2022 and December 31, 2021, ROU operating lease assets amounted to $8,568 and $8,988, respectively, which were reported in “other assets” in the condensed consolidated balance sheets. As of March 31, 2022 and December 31, 2021, total lease liabilities amounted to $10,557 and $11,044, respectively, which were reported in “other liabilities” in the condensed consolidated balance sheets. As of March 31, 2022, the weighted average discount rate was 4.75% and the weighted average remaining lease term was 3.6 years.

Operating lease expense is recognized on a straight-line basis over the lease term and is reported in “general and administrative expense” in the condensed consolidated statements of operations. Other information related to the Company's operating leases are as follows:

	Three Months Ended March 31,
	2022	2021
Operating lease cost	$523	$526
Short-term and variable lease cost	49	31
Total rent expense	$572	$557

Cash paid for amounts included in the measurement of lease liabilities	$592	$587

Future minimum lease payment obligations under the Company’s noncancelable operating leases at March 31, 2022 were as follows:

Operating Leases
Twelve months ending March 31:
2023	$2,256
2024	2,431
2025	2,340
2026	2,138
2027	1,634
2028 and thereafter	935
Total minimum lease payments	11,734
Less imputed interest	(1,177)
Total present value of operating lease liabilities	$10,557

(6)	Allowance for Credit Losses

The Company’s allowance for credit losses is estimated based on historical losses from lessee defaults, current economic conditions, reasonable and supportable forecasts and ongoing review of the credit worthiness, but not limited to, each lessee’s payment history, lessee credit ratings, management’s current assessment of each lessee’s financial condition and the recoverability.

Accounts Receivable

The allowance for credit losses included in accounts receivable, net, amounted to $1,523 and $1,290 as of March 31, 2022 and December 31, 2021, respectively.  As of March 31, 2022 and December 31, 2021, the allowance for credit losses related to the billed amounts under the container leaseback financing receivable and finance leases were included in accounts receivable, net, amounted to $581 and $592, respectively.

Net Investment in Finance Leases and Container Leaseback Financing Receivable

The allowance for credit losses related to unbilled amounts under finance leases and included in net investment in finance leases, net, amounted to $887 and $743 as of March 31, 2022 and December 31, 2021, respectively. The allowance for credit losses related to unbilled amounts under the financing arrangements and included in container leaseback financing receivable, net, amounted to $121 and $113 as of March 31, 2022 and December 31, 2021, respectively.

As of March 31, 2022, the Company’s net investment in finance leases and container leaseback financing receivable are primarily comprised of the largest shipping lines under “Tier 1” risk rating which represented 89.0% and 95.9%, respectively, of the Company’s portfolio (For further discussion on the description of the Company’s internal risk ratings, please refer to Item 18, “Financial Statements – Note 1” in our 2021 Form 20-F).

The following table presents the net investment in finance leases and container leaseback financing receivable by internal credit rating category and year of origination as of March 31, 2022:

	Three Months Ended March 31, 2022	2021	2020	2019	2018	Prior	Total
Tier 1	$24,444	$846,190	$581,307	$102,449	$32,857	$14,427	$1,601,674
Tier 2	7,900	82,937	35,834	32,816	17,968	4,083	181,538
Tier 3	1,361	7,367	2,210	5,487	487	62	16,974
Net investment in finance leases	$33,705	$936,494	$619,351	$140,752	$51,312	$18,572	$1,800,186

Tier 1	$389,593	$11,835	$105,068	$195,851	$—	$—	$702,347
Tier 2	—	4,941	—	25,272	—	—	30,213
Container leaseback financing receivable	$389,593	$16,776	$105,068	$221,123	$—	$—	$732,560

(7)	Income Taxes

The Company’s effective income tax rates were 2.07% and 1.69% for the three months ended March 31, 2022 and 2021, respectively. The Company has computed its provision for income taxes based on the estimated annual effective income tax rate and is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions. It is also affected by the changes in discrete items that may occur in any given period. The increase in the effective income tax rate in 2022 compared to the same period in 2021 was primarily due to a reduction in the proportion of the Company’s income generated in lower tax jurisdictions in 2022.

(8)	Debt and Derivative Instruments

Debt

The following represents the Company’s debt obligations as of March 31, 2022 and December 31, 2021:

Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable	March 31, 2022		December 31, 2021
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TL Revolving Credit Facility	$1,403,368	1.93%	$1,059,950	1.60%	September 2023
TL 2019 Term Loan	134,794	3.50%	137,513	3.50%	December 2026
TL 2021-1 Term loan	63,809	2.65%	65,131	2.65%	February 2028
TL 2021-2 Term Loan	201,234	2.90%	204,712	2.90%	October 2028
TMCL II Secured Debt Facility (1)	1,134,395	1.97%	1,067,886	1.75%	November 2028
TMCL VII 2020-1 Bonds	373,366	3.07%	384,611	3.07%	August 2045
TMCL VII 2020-2 Bonds	516,525	2.26%	530,565	2.26%	September 2045
TMCL VII 2020-3 Bonds	189,469	2.15%	194,414	2.15%	September 2045
TMCL VII 2021-1 Bonds	495,738	1.72%	508,024	1.72%	February 2046
TMCL VII 2021-2 Bonds	597,400	2.27%	610,111	2.27%	April 2046
TMCL VII 2021-3 Bonds	565,875	1.98%	577,603	1.98%	August 2046
Total debt obligations	$5,675,973		$5,340,520
Amount due within one year	$389,303		$380,207
(1)	Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

The Company’s debt facilities are secured by specific pools of containers and related assets owned by the Company. The Company’s debt agreements contain various restrictive financial and other covenants, and the Company was in full compliance with these restrictive covenants at March 31, 2022.

The following is a schedule of the Company’s outstanding borrowings and borrowing capacities, as of March 31, 2022:

	Total Borrowing	Available Borrowing, as limited by the Borrowing Base	Current and Available Borrowing, as limited by the Borrowing Base	Total Commitment
TL Revolving Credit Facility	$1,405,858	$94,142	$1,500,000	$1,500,000
TL 2019 Term Loan	135,794	—	135,794	135,794
TL 2021-1 Term loan	64,446	—	64,446	64,446
TL 2021-2 Term Loan	203,065	—	203,065	203,065
TMCL II Secured Debt Facility (1)	1,139,741	12,946	1,152,687	1,500,000
TMCL VII 2020-1 Bonds	376,697	—	376,697	376,697
TMCL VII 2020-2 Bonds	521,344	—	521,344	521,344
TMCL VII 2020-3 Bonds	190,833	—	190,833	190,833
TMCL VII 2021-1 Bonds	500,778	—	500,778	500,778
TMCL VII 2021-2 Bonds	603,445	—	603,445	603,445
TMCL VII 2021-3 Bonds	572,000	—	572,000	572,000
Total (2)	$5,714,001	$107,088	$5,821,089	$6,168,402

(1)	Amounts on the bonds payable exclude unamortized discounts in an aggregate amount of $580.
(2)	Total borrowing for all debts excludes unamortized debt issuance costs in an aggregate amount of $37,448.

For further discussion on the Company’s debt instruments, please refer to Item 18, “Financial Statements – Note 8” in our 2021 Form 20-F.

Derivative Instruments and Hedging Activities

The Company has entered into several derivative agreements with several banks to reduce the impact of changes in interest rates associated with its variable rate debt. Interest rate swap agreements involve payments by the Company to counterparties at fixed rate interest payments in return for receipts based on floating-rate amounts. The Company has also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. The Company has also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure.

The Company has utilized the income approach to measure at each balance sheet date the fair value of its derivative instruments on a recurring basis using observable (Level 2) market inputs. The Company presents the fair value of derivative instruments, which are inclusive of counterparty risk, on a gross basis as separate line items on the condensed consolidated balance sheets. As of March 31, 2022 and December 31, 2021, all of the Company’s interest rate swap agreements were designated for hedge accounting purposes. The change in fair value of derivative instruments that are designated as cash flow hedge for accounting purposes are initially reported in the condensed consolidated balance sheets as a component of “accumulated other comprehensive income” and reclassified to earnings in “interest expense, net” when realized.

The following table summarizes the Company’s interest rate swap contracts, which were all designated as cash flow hedges as of March 31, 2022:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks that were indexed to one-month LIBOR, with fixed rates between 0.17% and 1.28% per annum, amortizing notional amounts, with termination dates through May 30, 2031	$845,125
Interest rate swap contracts with several banks that were indexed to daily SOFR, with fixed rates between 0.36% and 1.51% per annum, amortizing notional amounts, with termination dates through March 17, 2031 (1)	934,000
Total notional amount as of March 31, 2022	$1,779,125

(1)

In 2021, the Company amended certain interest rate swap contracts which were related to the replacement of London InterBank Offered Rate (“LIBOR”) to Secured Overnight Financing Rate (“SOFR”) due to the reference rate reform.

In addition to the outstanding interest rate swap contracts with an aggregate notional amount of $1,779,125 as of March 31, 2022, the Company also has a forward starting interest rate swap contract and an interest rate cap contract. In February 2022, the Company entered into a forward starting interest rate swap contract with a bank that was indexed to one-month LIBOR and with an initial notional amount of $100,000. The Company pays a fixed rate at 2.06% and with an effective date of February 28, 2024 and termination date of February 28, 2034.

In March 2022, the Company entered into an interest rate cap contract with a bank for a notional amount of $100,000, with a fixed cap rate at 2.5% and with a termination date of September 30, 2022.

Over the next twelve months, the Company expects to reclassify an estimated net loss of $9,082 related to the designated interest rate swap agreements from “accumulated other comprehensive (loss) income” in the condensed consolidated statements of shareholders’ equity to “interest expense” in the condensed consolidated statements of operations.

The following table summarizes the pre-tax impact of derivative instruments on the condensed consolidated statements of operations during the three months ended March 31, 2022 and 2021:

		Three Months Ended March 31,
Derivative instruments	Financial Statement Line Item	2022	2021
Non-designated	Realized loss on financial instruments, net	$—	$2,956
Non-designated	Unrealized gain on financial instruments, net	$—	$3,192
Designated	Other comprehensive income	$59,380	$4,442
Designated	Interest expense	$3,291	$1,194

For further discussion on the Company’s derivative instruments, please refer to Item 18, “Financial Statements – Note 9” in our 2021 Form 20-F.

(9)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three months ended March 31, 2022 and 2021:

	Container	Container	Container
Three Months Ended March 31, 2022	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$185,353	$124	$—	$—	$600	$186,077
Lease rental income - managed fleet	—	12,641	—	—	—	12,641
Lease rental income	$185,353	$12,765	$—	$—	$600	$198,718
Management fees - non-leasing from external customers	$—	$57	$475	$—	$—	$532
Inter-segment management fees	$—	$22,707	$2,584	$—	$(25,291)	$—
Trading container margin	$—	$—	$862	$—	$—	$862
Gain on sale of owned fleet containers, net	$15,913	$—	$—	$—	$—	$15,913
Depreciation expense	$74,033	$324	$—	$—	$(1,913)	$72,444
Container lessee default expense, net	$120	$—	$—	$—	$—	$120
Interest expense	$35,098	$211	$—	$—	$—	$35,309
Unrealized loss on financial instruments, net	$—	$207	$—	$—	$—	$207
Segment income (loss) before income taxes	$67,213	$13,793	$3,007	$(1,023)	$(3,677)	$79,313
Total assets	$7,709,553	$224,256	$10,850	$7,695	$(172,636)	$7,779,718
Purchase of containers and fixed assets	$100,931	$2,031	$—	$—	$—	$102,962
Payments on container leaseback financing receivable	$396,495	$—	$—	$—	$—	$396,495

	Container	Container	Container
Three Months Ended March 31, 2021	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income - owned fleet	$154,290	$133	$—	$—	$—	$154,423
Lease rental income - managed fleet	-	14,821	—	—	—	14,821
Lease rental income	$154,290	$14,954	$—	$—	$—	$169,244
Management fees - non-leasing from external customers	$—	$67	$969	$—	$—	$1,036
Inter-segment management fees	$—	$20,439	$2,448	$—	$(22,887)	$—
Trading container margin	$—	$—	$2,166	$—	$—	$2,166
Gain on sale of owned fleet containers, net	$12,358	$—	$—	$—	$—	$12,358
Depreciation expense	$67,703	$226	$—	$—	$(2,123)	$65,806
Container lessee default recovery, net	$3,968	$—	$—	$—	$—	$3,968
Interest expense	$29,032	$74	$—	$—	$—	$29,106
Debt termination expense	$267	$—	$—	$—	$—	$267
Realized loss on derivative instruments, net	$2,956	$—	$—	$—	$—	$2,956
Unrealized gain on derivative instruments, net	$3,192	$—	$—	$—	$—	$3,192
Segment income (loss) before income tax	$52,285	$12,280	$4,185	$(773)	$(4,861)	$63,116
Total assets	$6,119,382	$203,430	$8,408	$11,690	$(119,198)	$6,223,712
Purchase of containers and fixed assets	$570,257	$13	$—	$—	$—	$570,270
Payments on container leaseback financing receivable	$6,425	$—	$—	$—	$—	$6,425

(1)   Container Ownership segment income (loss) before income taxes includes unrealized (loss) gain on financial instruments, net of $(207) and $3,192 for the three months ended March 31, 2022 and 2021, respectively, and debt termination expense of $0 and $267 for the three months ended March 31, 2022 and 2021, respectively.

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

The following table represents the geographic allocation of total fleet lease rental income and management fees from non-leasing services during the three months ended March 31, 2022 and 2021 based on customers’ and Container Investors’ primary domicile, respectively:

	Three Months Ended March 31,
	2022	2021
Lease rental income:
Asia	$97,265	$85,193
Europe	92,936	76,275
North / South America	8,326	7,359
Bermuda	—	—
All other international	191	417
	$198,718	$169,244
Management fees, non-leasing:
Europe	$275	$437
Bermuda	240	589
Asia	—	3
North / South America	8	1
All other international	9	6
	$532	$1,036

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of owned fleet containers, net during the three months ended March 31, 2022 and 2021 based on the location of sale:

	Three Months Ended March 31,
	2022	2021
Trading container sales proceeds:
Asia	$3,857	$1,776
North / South America	2,980	4,170
Europe	781	1,665
Bermuda	—	—
	$7,618	$7,611
Gain on sale of owned fleet containers, net:
Asia	$9,991	$7,206
Europe	3,227	2,945
North / South America	2,695	2,207
Bermuda	—	—
	$15,913	$12,358

(10)	Commitments and Contingencies

(a) Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under certain of the Company’s debt facilities. The total balance of these restricted cash accounts was $82,295 and $76,362 as of March 31, 2022 and December 31, 2021, respectively.

(b)  Container Commitments

At March 31, 2022, the Company had commitments to purchase containers to be delivered subsequent to March 31, 2022 in the total amount of $14,053. In April 2022, the Company also had commitments to purchase or fund containers under a sales-type leaseback financing arrangement with a lessee in the amount of $137,371.

(c)  Legal Proceedings

The Company is the subject of, or party to, pending or threatened legal proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liability arising from these matters to have a material effect on the Company’s consolidated financial condition, results of operations or cash flows.

(d)   Distribution Expense to Managed Fleet Container Investors

The amounts distributed to the Container Investors are variable payments based upon the net operating income for each managed container (see Note 3 “Managed Container Fleet”). There are no future minimum lease payment obligations under the Company’s management agreements.

(11)  Shareholders’ Equity

Share Repurchase Program

In 2019, the Company’s board of directors approved a share repurchase program to repurchase up to $25,000 of the Company’s common shares, in 2020 the board of directors approved an increase of another $75,000 to this program, in 2021 the program was further increased by $100,000 . Under the program, the Company may purchase its common shares from time to time in the open market, in privately negotiated transactions or such other manner as will comply with applicable laws and regulations. The authorization does not obligate the Company to acquire a specific number of shares during any period, but it may be modified, suspended, or terminated at any time at the discretion of the Company’s board of directors.

During the three months ended March 31, 2022, the Company repurchased 957,689 shares at an average price of $38.02 for a total amount of $36,409, including commissions paid. During the three months ended March 31, 2021, the Company repurchased 546,220 shares at an average price of $19.73 for a total amount of $10,778, including commissions paid. As of March 31, 2022, approximately $14,825 remained available for repurchase under the share repurchase program.

Preferred Shares

The following table summarizes the Company’s preferred share issuances (the “Series”):

Preferred Share Offering	Date of Issuance	Number of Depositary Shares Issued and Outstanding (1)	Liquidation Preference	Underwriting Discounts	Net Proceeds
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares ("Series A Preferred Shares") (2)	April 2021	6,000,000	$150,000	$5,292	$144,708
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares ("Series B Preferred Shares") (3)	August 2021	6,000,000	150,000	5,128	144,872
Total		12,000,000	$300,000	$10,420	$289,580

(1)	Each depositary share representing a 1/1,000th interest in a preferred share, $25,000 liquidation preference per share (equivalent to $25.00 per depositary share).
(2)	Series A Preferred Shares have no maturity date and are redeemable from June 15, 2026 by the Company.
(3)	Series B Preferred Shares have no maturity date and are redeemable from December 15, 2026 by the Company.

Each Series of preferred shares may be redeemed at the Company’s option, at any time after approximately five years from original issuance, for cash at a redemption price of $25.00 per depositary share plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares in the event of a Change of Control (as defined in the Certificate of Designations). If the Company does not elect to redeem the preferred shares in a Change of Control triggering event, holders of each Series of preferred shares may have the right to convert their preferred shares into common shares. There is no mandatory redemption of each Series of preferred shares or redemption at the option of the holders. Holders of the preferred shares do not have general voting rights.

Preferred Dividends

Dividends on each Series of preferred shares accrue daily and are cumulative from and including the date of original issuance and are payable quarterly in arrears on the 15th day of March, June, September and December of each year, when declared by the Company’s board of directors. Dividends accrue at the stated annual rate of the $25,000 liquidation preference. Each Series of preferred shares rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up.

The Company’s board of directors approved and declared a quarterly preferred cash dividend during the three months ended March 31, 2022 on its issued and outstanding preferred shares, as follows:

		Series A Preferred Shares		Series B Preferred Shares
Record Date	Payment Date	Aggregate Payment	Per Depositary Share Payment (1)	Aggregate Payment	Per Depositary Share Payment (1)
March 4, 2022	March 15, 2022	$2,625	$0.44	$2,344	$0.39

(1)	Rounded to the nearest whole cent.

As of March 31, 2022, the Company had cumulative unpaid preferred dividends of $854.

Common Share Dividends

The Company’s board of directors approved and declared a cash dividend of $0.25 per share on its issued and outstanding common shares for a total aggregate amount of $12,054, paid on March 15, 2022 to holders of record as of March 4, 2022.

(12)  Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units (“RSU”) and performance restricted share units (“PSU”) were converted into, common shares. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is reported as follows:

	Three Months Ended
	March 31,
Share amounts in thousands	2022	2021
Numerator:
Net income attributable to common shareholders	$72,705	$62,050
Denominator:
Weighted average common shares outstanding - basic	48,403	50,150
Dilutive share options, RSU and PSU	900	715
Weighted average common shares outstanding - diluted	49,303	50,865
Net income attributable to common shareholders per common share:
Basic	$1.50	$1.24
Diluted	$1.47	$1.22

Share options, RSU and PSU excluded from the computation of diluted EPS because they were anti-dilutive	330	697

(13) Subsequent Events

In April 2022, the Company’s board of directors authorized an increase to the share repurchase program for an additional $50,000 of the Company’s outstanding common shares, from $200,000 to an aggregate of $250,000 (including all common shares repurchased under the program prior to this amendment), commencing in September 2019 up to and including January 1, 2025.

In April 2022, the Company’s board of directors approved and declared a quarterly preferred cash dividend on its issued and outstanding preferred shares, payable on June 15, 2022 to holders of record as of June 3, 2022. The dividend declared on Series A Preferred Shares and Series B Preferred Shares were $0.44 and $0.39 per depositary share (rounded to the nearest whole cent), respectively, for a total aggregate amount of $2,625 and $2,344, respectively.

In April 2022, the Company’s board of directors approved and declared a cash dividend of $0.25 per share on its issued and outstanding common shares, payable on June 15, 2022 to holders of record as of June 3, 2022.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022 (our “2021 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below, the additional risk factor as set forth in Item 4, “Risk Factors” of this Quarterly Report on Form 6-K and Item 3, “Key Information -- Risk Factors” included in our 2021 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.4 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking.

We lease containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have on average been our customer for 29 years.

We have provided an average of approximately 420,000 TEU of new containers per year for the past five years and have been one of the largest buyers of new containers over the same period. We are one of the largest sellers of used containers, having sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers.

We provide our services worldwide via an international network of 14 regional and area offices and approximately 400 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of March 31, 2022, we owned containers accounting for approximately 93%, as measured in TEUs, of our fleet.
•

Container Management. As of March 31, 2022, we managed containers on behalf of 10 unaffiliated container investors, providing acquisition, management and disposal services. As of March 31, 2022, total managed containers accounted for approximately 7%, as measured in TEUs, of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Key Operating Metrics

Our total revenues primarily consist of leasing revenues derived from the lease of owned and managed containers. The most important driver of our profitability is the extent to which our leasing revenues exceed our operating costs. The key drivers of our leasing revenues are fleet size, leases rates, and utilization. Our operating costs primarily consist of depreciation, direct costs related to the operations of our owned and managed fleet, and interest expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Our profitability is also driven by the gains or losses we realize on the sale of our containers.

Fleet Size. Our total fleet consists of containers that we own, and containers owned by other container investors that we manage. As of March 31, 2022 and December 31, 2021, our total fleet in TEU was 4,402,158 and 4,322,367, respectively. During the three months ended March 31, 2022, we purchased approximately $497 million of containers for our fleet. The table below summarizes the composition of our owned and managed fleets, in TEU and CEU, by type of containers, as of March 31, 2022:

	Total Fleet in TEU			Total Fleet in CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	3,845,591	294,238	4,139,829	3,400,067	261,401	3,661,468
Refrigerated	197,305	6,987	204,292	793,261	28,242	821,503
Other specialized	52,369	5,668	58,037	82,539	8,140	90,679
Total fleet	4,095,265	306,893	4,402,158	4,275,867	297,783	4,573,650
Percent of total fleet	93.0%	7.0%	100.0%	93.5%	6.5%	100.0%

Lease Rates. We generate lease rental income by leasing our owned container fleet and managed container fleet to container shipping lines and other customers. Average lease rates of our containers on operating leases increased by 6.0% for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, primarily reflecting the favorable current market environment and impact of higher new container prices. Container prices have moderated in 2022 from the record levels that prevailed in 2021, and current price quotes for 20’ dry containers are in the range of $3,000 which still remain high historically. Our total fleet as of March 31, 2022, by lease type, as a percentage of total TEU and CEU on hire was as follows:

	Percent of Total On-Hire Fleet
	TEU	CEU
Term leases (included units on-hire under expired term leases)	71.4%	72.0%
Finance leases	24.4%	23.8%
Master leases	3.2%	3.3%
Spot leases	1.0%	0.9%
Total	100.0%	100.0%

Utilization. We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured but have not yet been delivered to a lessee and CEU designated as held-for-sale units. The following table summarizes our average total fleet utilization (CEU basis) for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31,
	2022	2021
Average Utilization	99.7%	99.6%

Market Overview and COVID-19 Impact

The COVID-19 pandemic has had significant impacts on global economies. Governments and other organizations around the world have taken, and may take additional or reimpose previous, emergency measures to combat COVID-19’s spread, including vaccination requirements, implementation of travel bans, shelter-in-place orders and closures of offices, schools and business. The decrease in global trade volumes and economic activity due to the COVID-19 pandemic led to disruptions in global shipping and reduced container demand during the first half of 2020. However, we have seen sharp rebound in cargo volumes and leasing demand since the second half of 2020, and continued into 2022, as high demand for consumer goods and supply chain congestion have caused freight volumes to increase. Even as certain government restrictions are lifted and economies gradually stabilized, the shape of the economic recovery is still uncertain as the global vaccination efforts experienced divergent progress and COVID-19 continues to mutate and spread in many places.

We heavily invested in new containers during 2021 in response to strong container demand, which is expected to remain through late 2022 due to high trade activity and prolonged supply-chain disruptions. We currently believe these disruptions are temporary and we have strongly benefited from the increased global containerized trade disruptions that have emerged since the second half of 2020 and throughout 2021. Although we are starting to see more normalized levels of container capital expenditures in 2022, our investments in the last two years delivered strong revenue growth and continued to yield benefits. While uncertainty remains on how the pandemic evolves and the ongoing conflict between Russia and Ukraine creates additional concerns, there is underlying strength in the shipping market as cargo congestion issues have not been resolved and elevated cargo volumes are expected to continue for globally recovering economies. We are strategically well positioned in the market as we look out at 2022 and beyond, due to our strong financial performance, our customers’ improved financial performance and strengthening credit profile, the stability provided by the long tenors of our fixed-rate leases and fixed-rate debt, and the continued high container utilization arising from expected elevated cargo volumes through late 2022. For additional information regarding the risk and uncertainties that we could encounter as a result of the COVID-19 pandemic, the Russia-Ukraine war and related global conditions, see Item 3, “Key Information - Risk Factors” included in our 2021 Form 20-F.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices and the price and availability of other container components;
•	interest rates and availability of debt financing at acceptable terms;
•	our ability to lease our new containers shortly after we purchase them;
•	access to container production capacity;
•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among shipping lines and/or container lessors;

•	further consolidation of container manufacturers and/or decreased access to new containers;
•

global and macroeconomic factors that affect trade generally, such as recessions, trade disputes, terrorist attacks, pandemics, such as the COVID-19 pandemic, or the outbreak of war and hostilities, such as the impact of the Russian invasion of Ukraine.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2021 Form 20-F.

Results of Operations

Comparison of the Three Months Ended March 31, 2022 and 2021

The following table summarizes our total revenues for the three months ended March 31, 2022 and 2021 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2022	2021	2022 and 2021
	(Dollars in thousands)
Lease rental income - owned fleet	$186,077	$154,423	20.5%
Lease rental income - managed fleet	12,641	14,821	(14.7%)
Lease rental income	$198,718	$169,244	17.4%

Management fees - non-leasing	$532	$1,036	(48.6%)

Trading container sales proceeds	7,618	7,611	0.1%
Cost of trading containers sold	(6,756)	(5,445)	24.1%
Trading container margin	$862	$2,166	(60.2%)

Gain on sale of owned fleet containers, net	$15,913	$12,358	28.8%

Lease rental income for the three months ended March 31, 2022 increased $29,474 compared to the three months ended March 31, 2021, primarily due to $13,830 increase due to the growth of our fleet on finance leases, $9,068 increase due to an increase in the average per diem rental rates and $6,856 increase due to an increase in our total operating fleet that was available for lease.

Management fees – non-leasing for the three months ended March 31, 2022 decreased $504 compared to the three months ended March 31, 2021 primarily due to a $494 decrease in the sales commission of the managed fleet.

Trading container margin for the three months ended March 31, 2022 decreased $1,304 compared to the three months ended March 31, 2021; $662 of the decrease resulted from a reduction in per unit margin and $642 of the decrease resulted from a reduction in unit sales volume.

Gain on sale of owned fleet containers, net for the three months ended March 31, 2022 increased $3,555 compared to the three months ended March 31, 2021; $5,174 of the increase resulted from an improvement in average gain per container sold due to a significant increase in container selling prices, partially offset by a $1,184 decrease which resulted from a reduction in the number of containers being sold due to very low container drop-off volumes and our limited inventory of containers available for sale as a result of high utilization rates and a $435 decrease resulting from a decrease in day-one gain on sales-type leases.

The following table summarizes our total operating expenses for the three months ended March 31, 2022 and 2021 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2022	2021	2022 and 2021
	(Dollars in thousands)
Direct container expense - owned fleet	$5,519	$6,797	(18.8%)
Distribution expense to managed fleet container investors	11,173	13,495	(17.2%)
Depreciation expense	72,444	65,806	10.1%
Amortization expense	49	800	(93.9%)
General and administrative expense	11,527	10,900	5.8%
Bad debt expense (recovery), net	477	(1,127)	(142.3%)
Container lessee default expense (recovery), net	120	(3,968)	(103.0%)
Total operating expenses	$101,309	$92,703	9.3%

Direct container expense – owned fleet for the three months ended March 31, 2022 decreased $1,278 compared to the three months ended March 31, 2021 primarily due to a $674 decrease in insurance expense predominately resulting from a refund of insurance premium received in the first quarter of 2022 and a $502 decrease in repositioning expense.

Distribution expense to managed fleet container investors for the three months ended March 31, 2022 decreased $2,322 compared to the three months ended March 31, 2021 primarily due to a decrease in lease rental income of the managed fleet resulting from a reduction in the managed fleet size.

Depreciation expense for the three months ended March 31, 2022 increased $6,638 compared to the three months ended March 31, 2021; $5,449 of the increase was due to a net increase in the size of our owned depreciable fleet and $1,189 increase was due to a net increase in writing down the value of containers held for sale to their estimated fair value less cost to sell.

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”) and Amphibious Container Leasing Limited (“Amficon”). Amortization expense for the three months ended March 31, 2022 decreased $751 compared to the three months ended March 31, 2021, primarily due to our purchase of certain containers of the Capital fleet in the third quarter of 2021 and the Amficon fleet was fully amortized in the fourth quarter of 2021.

General and administrative expense for the three months ended March 31, 2022 increased $627 compared to the three months ended March 31, 2021, primarily due to a $826 increase in technology expense predominately resulting from our new ERP system effective in January 2022.

Bad debt expense (recovery), net for the three months ended March 31, 2022 and 2021 amounted to an expense of $477 and a recovery of $1,127, respectively. The changes were primarily due to an update in the estimates for credit loss reserve on our net investment in finance leases and container leaseback financing receivable.

Container lessee default expense (recovery), net for the three months ended March 31, 2022 and 2021 amounted to an expense of $120 and a recovery of $3,968, respectively. The net recovery of $3,968 for the three months ended March 31, 2021 was primarily comprised of $5,879 net gain associated with recoveries on containers previously estimated as lost with an insolvent lessee in 2019, net of container recovery costs, partially offset by an expense of $1,865 for written off containers that were deemed unlikely to be recovered from insolvent lessees in the first quarter of 2021.

The following table summarizes other (expense) income and income tax expense for the three months ended March 31, 2022 and 2021 and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2022	2021	2022 and 2021
	(Dollars in thousands)
Interest expense	$(35,309)	$(29,106)	21.3%
Debt termination expense	—	(267)	(100.0%)
Realized loss on financial instruments, net	—	(2,956)	(100.0%)
Unrealized (loss) gain on financial instruments, net	(207)	3,192	(106.5%)
Other, net	113	152	(25.7%)
Net other expense	$(35,403)	$(28,985)	22.1%

Income tax expense	$(1,639)	$(1,066)	53.8%

Interest expense for the three months ended March 31, 2022 increased $6,203 compared to the three months ended March 31, 2021, $8,567 of the increase resulting from an increase in the average debt balance of $1,265,901, partially offset by a $2,364 decrease resulting from a reduction in average interest rates of 0.17 percentage points.

Debt termination expense for the three months ended March 31, 2021 amounted to $267 which was related to the termination of the TAP Funding Limited’s credit facility.

Realized loss on financial instruments, net for the three months ended March 31, 2022 and 2021 amounted to $0 and $2,956 on our derivative instruments, respectively. During the second and third quarters of 2021, we early terminated all of our interest rate swaps that were not designated as cash flow hedges. See Note 8 "Debt and Derivative instruments" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Unrealized (loss) gain on financial instruments, net included amounts for our marketable securities and derivative instruments. Unrealized loss on marketable securities, net for the three months ended March 31, 2022 amounted to $207, which was related to a fair value change in the marketable equity securities of a lessee that we received in the second quarter of 2021 for a bankruptcy settlement. Unrealized gain on derivative instruments, net for the three months ended March 31, 2022 and 2021 amounted to $0 and $3,192, respectively. During the second and third quarters of 2021, we early terminated all of our interest rate swaps that were not designated as cash flow hedges. See Note 8 "Debt and Derivative instruments" in Item 1, "Financial Statements" in this Quarterly Report on Form 6-K for further information.

Income tax expense for the three months ended March 31, 2022 increased $573 compared to the three months ended March 31, 2021, primarily due to a reduction in the proportion of our income generated in lower tax jurisdictions in 2022.

Segment Information

The following table summarizes our income before taxes attributable to each of our business segments for the three months ended March 31, 2022 and 2021 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change
	March 31,		Between
	2022	2021	2022 and 2021
	(Dollars in thousands)
Container ownership	$67,213	$52,285	28.6%
Container management	13,793	12,280	12.3%
Container resale	3,007	4,185	(28.1%)
Other	(1,023)	(773)	32.3%
Eliminations	(3,677)	(4,861)	(24.4%)
Income before income taxes	$79,313	$63,116	25.7%

 Income before income taxes attributable to the Container Ownership segment for the three months ended March 31, 2022 increased $14,928 compared to the three months ended March 31, 2021. The following table summarizes the variances included within this increase:

Increase in lease rental income - owned fleet	$31,063
Increase in gain on sale of owned fleet containers, net	3,555
Decrease in realized loss on derivative instruments, net	2,956
Increase in depreciation expense	(6,330)
Increase in interest expense	(6,066)
Changed from container lessee default recovery, net to container lessee default expense, net	(4,088)
Decrease in unrealized gain on derivative instruments, net	(3,192)
Increase in direct container expense	(1,822)
Change from bad debt recovery, net to bad debt expense, net	(1,450)
Other	302
$14,928

Income before income taxes attributable to the Container Management segment for the three months ended March 31, 2022 increased $1,513 compared to the three months ended March 31, 2021. The following table summarizes the variances included within this increase:

Decrease in distribution expense to managed fleet container investors	$2,322
Increase in management fees	2,257
Decrease in lease rental income - managed fleet	(2,180)
Increase in general and administrative expense	(562)
Other	(324)
$1,513

Income before income taxes attributable to the Container Resale segment for the three months ended March 31, 2022 decreased $1,178 compared to the three months ended March 31, 2021, primarily due to a decrease in trading container margin.

Loss before income taxes attributable to Other activities unrelated to our reportable business segments for the three months ended March 31, 2022 increased $250 compared to the three months ended March 31, 2021, primarily due to an increase in general and administrative expense.

Segment eliminations for the three months ended March 31, 2022 decreased $1,184 compared to the three months ended March 31, 2021, due to a $795 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $389 increase in amortization related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container

Management segment as part of containers, net and records lease rental income and depreciation expense to amortize the acquisition fees over the lease terms and useful lives of the containers, respectively, which are eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars, and our direct container expenses and operating expenses were substantially denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2021 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. Foreign exchange fluctuations did not materially impact our financial results for the three months ended March 31, 2022. We do not engage in currency hedging.

Liquidity and Capital Resources

As of March 31, 2022, we had cash and cash equivalents (including restricted cash) of $280,317. For the three months ended March 31, 2022, cash provided by operating activities, together with the proceeds from container leaseback financing receivable and proceeds from sale of containers and fixed assets, was $225,059. In addition, we had $454,401 of maximum borrowing capacity remaining under our debt facilities as of March 31, 2022. Our principal sources of liquidity have been our cash flows from operations including the sale of containers and borrowings under debt facilities. Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses primarily related to our purchasing of containers, required principal and interest payments on our debt obligations, and any dividends and share repurchases.

Assuming that our lenders remain solvent, and lessees meet their lease payment obligations, we currently believe that our existing cash and cash equivalents, cash flows generated from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our working capital needs and other capital and liquidity requirements for the next twelve months.

Capital Expenditures and Commitments

As of March 31, 2022, we had container contracts payable to manufacturers of $130,055. During the three months ended March 31, 2022, we paid $510,370 for containers and fixed assets, including for containers under leaseback financing receivable, and we have $151,424 of total purchase commitments for future container investments for delivery subsequent to March 31, 2022.

As of March 31, 2022, we had $11,734 of future payment obligations related to our office operating leases, of which $2,256 is due within the next twelve months.

As March 31, 2022, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Dividends

During the three months ended March 31, 2022, we paid $4,969 of cash dividends to our preferred shareholders. As of March 31, 2022, we have cumulative unpaid preferred dividends of $854.

In 2021, our board of directors approved the reinstatement of the common share dividend program and declared a $0.25 cash dividend per common share during the three months ended March 31, 2022 for a total aggregate amount of $12,054 to our common shareholders.

Share Repurchase Program

Since the inception of the program in 2019, we repurchased an aggregate total of $185,720 under our share repurchase program, of which $36,409 were repurchased during the three months ended March 31, 2022.

Description of Indebtedness

As of March 31, 2022, the total outstanding principal balance on our debt facilities was $5,714,001, of which $399,432 are due within the next twelve months. Final maturities on these debt facilities are between September 2023 and August 2046.

As of March 31, 2022, our estimated future aggregate interest payments on debt obligations amounted to $485,802 (including amounts due within the next twelve months of $120,764), and our estimated future aggregate interest payments on net interest rate swap payables amounted to $43,855 (including amounts due within the next twelve months of $9,082).

As of March 31, 2022, we had the following outstanding borrowings and borrowing capacities per debt facility (in thousands):

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	Limited by the	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TL Revolving Credit Facility	$1,405,858	$94,142	$1,500,000	$1,405,858	$94,142	$1,500,000
TL 2019 Term Loan	135,794	—	135,794	135,794	—	135,794
TL 2021-1 Term loan	64,446	—	64,446	64,446	—	64,446
TL 2021-2 Term Loan	203,065	—	203,065	203,065	—	203,065
TMCL II Secured Debt Facility (1)	1,139,741	360,259	1,500,000	1,139,741	12,946	1,152,687
TMCL VII 2020-1 Bonds	376,697	—	376,697	376,697	—	376,697
TMCL VII 2020-2 Bonds	521,344	—	521,344	521,344	—	521,344
TMCL VII 2020-3 Bonds	190,833	—	190,833	190,833	—	190,833
TMCL VII 2021-1 Bonds	500,778	—	500,778	500,778	—	500,778
TMCL VII 2021-2 Bonds	603,445	—	603,445	603,445	—	603,445
TMCL VII 2021-3 Bonds	572,000	—	572,000	572,000	—	572,000
Total (2)	$5,714,001	$454,401	$6,168,402	$5,714,001	$107,088	$5,821,089
(1)	Amounts on all the bonds payable exclude an unamortized discount in an aggregate amount of $580.
(2)	Current borrowing for all debts excludes unamortized debt issuance costs in an aggregate amount of $37,448.

All of our debt facilities are secured by specific pools of containers and related assets owned by the Company. In addition to customary events of default as defined in our credit agreements and indenture and various restrictive financial covenants, the Company’s debt facilities also contain various other debt covenants and borrowing base minimums. As of March 31, 2022, we were in compliance with all of the applicable debt covenants.

Cash Flow

The following table summarizes cash flow information for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31,
	2022	2021
	(Dollars in thousands)
Net income	$77,674	$62,050
Adjustments to reconcile net income to net cash provided by operating activities	110,285	72,463
Net cash provided by operating activities	187,959	134,513
Net cash used in investing activities	(473,270)	(280,045)
Net cash provided by financing activities	283,112	153,034
Effect of exchange rate changes	(56)	(46)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,255)	7,456
Cash, cash equivalents and restricted cash, beginning of period	282,572	205,165
Cash, cash equivalents and restricted cash, end of the period	$280,317	$212,621

 Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2022 increased by $53,446 compared to the three months ended March 31, 2021. The increase in net cash provided by operating activities was due to a $32,814 increase in net income adjusted for depreciation and other non-cash items and a $20,632 increase in net working capital adjustments. The increase in net working capital adjustment provided by operating activities was primarily due to an increase of $38,665 in receipt of payments on finance leases, net of income earned, partially offset by a $9,238 decrease in other liabilities, a $5,035 decrease in due to container investors, net, primarily caused by the timing of payments, and an increase of $3,555 in gain on sale of owned fleet containers, net.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2022 increased by $193,225 compared to the three months ended March 31, 2021. The increase was primarily due to a $189,932 increase in payments for container purchases, including containers under leaseback financing receivable, to support the strong container demand.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2022 increased by $130,078 compared to the three months ended March 31, 2021. The increase in net cash provided by financing activities was due to a $149,230 increase in net borrowings to finance the purchase of containers, and due to cash paid in 2021 of $21,500 for the purchase of noncontrolling interest, partially offset by a $25,631 increase in purchases of treasury shares under the Company’s share repurchase program and cash dividend payments of $17,023 to preferred and common shareholders in 2022.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2021 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2021 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2021 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the three months ended March 31, 2022, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2021 Form 20-F.

Interest Rate Risk

We have entered into various interest rate swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate (“LIBOR”) or Secured Overnight Financing Rate (“SOFR”). We also utilized forward starting interest rate swap agreements to reduce the impact of interest rate changes on anticipated future debt issuances. We also utilized interest rate cap agreements, which place a ceiling on the Company’s exposure to rising interest rates, to manage interest rate risk exposure. All of our derivative agreements are with highly rated financial institutions. Credit exposures are measured based on the market value of outstanding derivative instruments. As of March 31, 2022, all of our interest rate swap agreements are designated as cash flow hedges for accounting purposes, and any unrealized gains or losses related to the changes in fair value are recognized in accumulated comprehensive income (loss) and re-classed to interest expense as they are realized.

The notional amount of the interest rate swap agreements was $1,779,125 as of March 31, 2022, with expiration dates between February 2023 and May 2031. We pay fixed rates between 0.17% and 1.51% under the interest rate swap agreements. The net fair value of these agreements was a liability of $7 and an asset of $72,817 as of March 31, 2022.

The notional amount of the interest rate cap agreement was $100,000 as of March 31, 2022, with a fixed cap rate at 2.5%, and expiration date of September 30, 2022.

The notional amount of the forward starting interest rate swap agreement is $100,000 with an effective date of February 28, 2024, with a fixed pay rate at 2.06% and expiration date of February 28, 2034.

As of March 31, 2022, approximately 88% of our debt is either fixed or hedged using derivative instruments which helps mitigate the impact of changes in short-term interest rates. It is estimated that a 1% increase in interest rates on our unhedged debt would result in an increase of $7,665 in interest expense over the next twelve months.

Quantitative and Qualitative Disclosures About Credit Risk

We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts on our accounts receivable. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and
•	general reserves for estimated losses inherent in the receivables based upon historical trends and age of the balances.

For the three months ended March 31, 2022, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2021 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2021 Form 20-F that was filed with the Securities and Exchange Commission on March 17, 2022. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

ITEM 5.	EXHIBITS

The following exhibits are filed as part of this Quarterly Report on Form 6-K:

Exhibit Number	Description of Document

101.INS†	Inline XBRL Instance Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

/s/ Olivier Ghesquiere
Olivier Ghesquiere
President and Chief Executive Officer

/s/ Michael K. Chan
Michael K. Chan
Executive Vice President and Chief Financial Officer

Date: May 12, 2022